FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        ☒            Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        ☐            No        ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        ☐            No        ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes        ☐            No        ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Item
1.	BBVA, 2005 first quarter results

RELEVANT EVENT

BBVA’s net attributable profit

rises 20% to €815m

➢	An increase in activity and revenues boosted Group’s profit in all three business areas.

➢	All recurrent margins grew strongly. Operating profit grew 16.3%; ordinary revenues grew 9%; core revenues 7.3% and net interest income 7.2%.

➢	The cost/income ratio improved from 51.2% to 48.5% (before amortization it improved from 46.9% to 45%). Improvements were noted in all three business areas thanks to the improvement in revenues and cost control.

➢	Earnings per share (EPS) increased 17.4% and return on equity (ROE) stands at 30.8%.

➢	In the Retail Banking area lending grew at 20.4% and customer funds at 8.2% with an increase of 11.5% in operating profit and 13.2% in net attributable profit.

➢	In Wholesale Banking lending grew 11.7% and customer funds 31.9%. There were increases of 12% in operating profit and 22.7% in net attributable profit.

➢	The Americas area recorded increases of 26.2% and 14.6%, respectively, in lending and customer funds with increases of 15% in operating profit and 61.1% in net attributable profit.

➢	Mexico confirmed the dynamic growth of lending in all segments (mortgages, SMEs and consumer finance) which grew 36% without including Hipotecaria Nacional.

➢	Once again BBVA improved risk quality with a drop in the non-performing loan ratio to 1.06% and an increase in coverage to 228.1% (compared to 1.46% and 194.9% a year ago).

➢	The group improved its high level of liquidity. The BIS ratio rose from 11.4% to 12.3% and core capital from 5.4% to 6%.

BBVA kicked off 2005 with a sharp rise in profitable growth. In the first quarter it generated €815m in net attributable profit with an increase of 20% over the same period last year. There were substantial improvements in all recurrent margins thanks to an important increase in revenues associated with higher activity. As a result, operating profit increased 16.3% to €1.43 billion in the first quarter.

The positive performance of revenues, management and results led to a new improvement in all the group’s fundamentals. Return on equity (ROE) now stands at 30.8% and the cost/income ratio has improved from 51.2% to 48.5% (45% before amortisation). The non-performing loans ratio improved to 1.06% and coverage rose to 228%. Capital adequacy strengthened, the BIS ratio stands at 12.3% and core capital at 6% (compared to 11.4% and 5.4% a year ago). In summary, BBVA has further improved its competitive position and is moving forward with its policy of profitable growth.

During the first quarter of 2005 the group concluded the acquisition of Laredo National Bancshares in Texas, reinforcing the BBVA USA franchise.

In addition, BBVA launched a takeover bid for 100% of the capital of Banca Nazionale de Lavoro (BNL), the sixth largest bank in Italy. The Italian bank’s board of directors has accepted the bid and CONSOB and the European Commission have authorized the operation. The main agencies (S&P, Fitch y Moody’s) have confirmed their ratings for the Group.

Both operations are part of the profitable growth strategy followed by BBVA since 2002. In terms of organic growth the bank also recorded important increases in business activity and revenues in the first quarter with a corresponding improvement in profit. These improvements occurred in all business areas.

All recurrent margins increased strongly in the quarter. Net interest income grew 7.2%; core revenues grew 7.3%; ordinary revenues 9% and operating profit grew 16.3% to €1.43 billion.

The above positive performance led to an increase of 17.4% in earnings per share (EPS) and return on equity (ROE) now stands at 30.8%.

This quarter the financial statements for 2005 and 2004 are presented in accordance with the international financial reporting standards (IFRS) and the new Bank of Spain Circular, 4/2002. Therefore both years are calculated on a uniform basis.

The most relevant aspects of the BBVA group’s financial performance and strategy in the first quarter are summarized below:

➢	Net attributable profit in the first quarter of 2005 came to €815m. This is a 20% increase over the €679m obtained in the same quarter last year. Earnings per share increased to 17.4% and return on equity to 30.8%.

➢	The higher profit is due to increases in all types of revenue and to a restricted rise in operating expense. Operating profit was €1.43 billion, a year-on-year increase of 16.3%.

➢	Net interest income grew 7.2% on important increases in volume in the Spanish market and on the combined effect in Mexico of higher interest rates and significant growth in the most profitable lines of business.

➢	Ordinary revenues increased 9.0% to €2.85 billion. Apart from net interest income, this figure includes net fee income and insurance (which grew 7.9%) and net trading income (up 27.8%).

➢	Operating expenses increased 4.7% (3.5% if depreciation and amortization are included).

➢	The cost/income ratio (an area in which BBVA leads the other large European banks) improved to 45%, compared to 46.9% in the same period of 2004. Including amortization, the ratio is 48.5% and the year-on-year improvement is 2.7 percentage points.

➢	The amount of non-performing loans (NPLs) continued to decline despite the sharp growth in customer loans. Thus the NPL ratio improved to 1.06% at 31-Mar-05, compared to 1.46% at 31-Mar-04. Coverage now stands at 228.1% (194.9% in March 2004).

➢	The group’s capital base remains sound with core capital at 6% and a BIS ratio of 12.3% at 31-Mar-05.

➢	Following distribution in January of the third interim dividend of €0.10 per share against 2004 earnings and a final dividend of €0.142 in April, the total dividend per share comes to €0.442, an increase of 15.1% over the previous year.

➢	The strong growth in the Retail Banking area for Spain and Portugal continued and ordinary revenues increased 6.2% while expenses were practically flat. Operating profit increased 11.5% and net attributable profit 13.2%. In terms of average balances, lending grew 20.4% and customer funds 8.2%.

➢	The Wholesale and Investment Banking area also recorded high levels of growth in its main business units and there were strong results in market trading. Operating profit grew 12% compared to the same quarter last year and net attributable profit grew even further (22.7%) following a significant drop in loan provisioning requirements. Lending grew 11.7% and customer funds 31.9% (on average balances).

➢	In the Americas area business activity grew faster in the quarter, especially in lending to companies as well as to individuals. The important increase in net interest income helped operating profit to climb 15% (21.8% at constant exchange rates). Net profit was 37.4% higher than the first quarter of 2004 and net attributable profit 61.1% higher. Lending and customer funds increased 26.2% and 14.6%, respectively, in terms of average balances.

➢	Net interest income at BBVA Bancomer performed particularly well, causing operating profit to rise 28.4% year-on-year at constant exchange rates. Net profit grew 50.6% (41.2% excluding Hipotecaria Nacional). Lending activity continued high, surging 36% before incorporation of Hipotecaria Nacional. With the incorporation of Hipotecaria Nacional, growth in lending rises to 60.9%.

BBVA Group Highlights (Consolidated figures)

	31-03-05	31-03-04	Δ%
BALANCE SHEET (million euros)
Total assets	345.221	315.180	9,5
Customer lending (gross)	185.533	156.192	18,8
On-balance sheet customer funds	211.389	193.786	9,1
Other customer funds managed	125.336	117.335	6,8
Total customer funds managed	336.725	311.121	8,2
Equity	14.220	12.287	15,7
Shareholders’ funds (including profit for the year)	11.767	10.321	14,0
INCOME STATEMENT (million euros)
Net interest income	1.549	1.445	7,2
Core revenues	2.567	2.393	7,3
Ordinary revenues	2.854	2.617	9,0
Operating profit	1.432	1.232	16,3
Pre-tax profit	1.203	1.028	17,0
Net attributable profit	815	679	20,0
DATA PER SHARE AND MARKET CAPITALIZATION
Share price	12,56	10,77	16,6
Market capitalization (million euros)	42.589	36.519	16,6
Net attributable profit	0,24	0,20	17,4
Book value	3,47	3,04	14,0
PER (Price/earnings ratio; times) (1)	12,3	12,5
P/BV (Price/book value; times)	3,6	3,5
SIGNIFICANT RATIOS (%)
Operating profit/ATA	1,69	1,53
ROE (Net attributable profit/Average equity)	30,8	32,0
ROA (Net profit/ATA)	1,02	0,94
RORWA (Net profit/Risk weighted average assets)	1,76	1,55
Efficiency ratio	45,0	46,9
Efficiency ratio including depreciation and amortization	48,5	51,2
NPL ratio	1,06	1,46
NPL coverage ratio	228,1	194,9
CAPITAL ADEQUACY RATIOS (BIS Regulation) (%)
Total	12,3	11,4
Core capital	6,0	5,4
TIER I	8,0	7,5
OTHER INFORMATION
Number of shares (million)	3.391	3.391
Number of shareholders	1.058.876	1.150.391
Number of employees	88.588	88.750
. Spain	31.033	31.294
. America (2)	55.579	55.456
. Rest of the world	1.976	2.000
Number of branches	7.006	6.958
. Spain	3.410	3.390
. America (2)	3.420	3.374
. Rest of the world	176	194

(1)	The 2005 PER is calculated taking into consideration the median of the analysts’ estimates (April 2005).
(2)	Includes those related to the BBVA Group’s banking, pension fund managers and insurance companies in all the American countries in which it is present

Consolidated income statement

(Million euros)

	1Q 05	Δ%	1Q 04	Memorandum item: Δ% at constant exchange rates
Core net interest income	1.528	7,9	1.416	10,8
Dividends	22	(25,0)	29	(25,0)

NET INTEREST INCOME	1.549	7,2	1.445	10,1
Net income by the equity method	23	(10,7)	26	(10,4)
Net fee income	899	8,2	831	10,7
Income from insurance activities	96	5,8	90	9,5

CORE REVENUES	2.567	7,3	2.393	10,0
Net trading income	286	27,8	224	29,5

ORDINARY REVENUES	2.854	9,0	2.617	11,7
Net revenues from non-financial activities	28	33,5	21	35,2
Personnel costs	(838)	3,3	(811)	5,2
General expenses	(479)	7,3	(447)	10,6
Depreciation and amortization	(102)	(9,8)	(113)	(7,9)
Other operating income and expenses (net)	(31)	(15,1)	(36)	(9,6)

OPERATING PROFIT	1.432	16,3	1.232	19,3
Impairment losses on financial assets (net)	(123)	(46,8)	(230)	(45,7)
. Loan-loss provisions	(118)	(47,5)	(225)	(46,4)
. Other	(5)	(18,5)	(6)	(18,5)
Provisions (net)	(131)	(54,2)	(286)	(53,9)
Other income/losses (net)	24	(92,4)	313	(92,4)
. From disposal of equity holdings	4	(98,5)	240	(98,5)
. Other	20	(72,2)	73	(71,8)

PRE-TAX PROFIT	1.203	17,0	1.028	19,8
Corporate income tax	(337)	8,5	(311)	11,3

NET PROFIT	866	20,6	718	23,5
Minority interests	(50)	31,3	(38)	50,5

NET ATTRIBUTABLE PROFIT	815	20,0	679	22,2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May 9th 2005	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.